UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(August 2, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended June 30, 2007

2.

Financial Statements for the Three Months and Six Months ended June 30, 2007

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended June 30, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: August 2, 2007

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Second Quarter 2007 Financial Results

Intersections Wallet/Vault License Agreement Contributes to Q2 Revenue Growth

TORONTO, Canada, August 2, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data application and security infrastructure products and services, today announced financial results for the second quarter of 2007.  During the quarter Diversinet’s revenues increased and cash used in operations was reduced over the same quarter last year.

Revenues for the second quarter were $1,017,000, up 113 percent compared to the second quarter of 2006 and up 11 percent compared to $905,000 in Q1 2007.  Revenues for the six months ended June 30, 2007 were $1,923,000, up 102 percent from $950,000 in the same period in 2006.  In May 2007 Diversinet entered into a three year license and value added reseller (VAR) agreement to provide its MobiSecure Wallet and Vault mobile secure access solution to Intersections Inc. (Nasdaq: INTX), a leading provider of identity theft protection and credit management solutions for consumers.  Revenues generated from this agreement contributed significantly to second quarter results.  Cash used in operations for the quarter was $653,000 compared to $726,000 used in Q2 2006 and $920,000 used in Q1 2007.  All dollar amounts are in U.S. dollars.

The net loss for the second quarter of 2007 was $1,045,000, or $0.03 per share, compared to a net loss of $747,000 or $0.03 per share in the second quarter of 2006.  The net loss for the six months ended June 30, 2007 was $1,376,000, or $0.04 per share, compared to a net loss of $1,469,000 or $0.06 per share in the similar six months of 2006.  Included in the second quarter net loss are non-cash stock-based compensation, depreciation and amortization of $218,000 ($285,000 in Q2 2006) and one time severance costs of $512,000 relating to the departure of the prior CEO, Nagy Moustafa.  Cash and cash equivalents at June 30, 2007 were $3,962,000 and $5,146,000 at December 31, 2006.

Company, customer, and product solution highlights include:

•

In May 2007 Diversinet entered into a three year license and VAR agreement to provide its MobiSecure Wallet and Vault mobile secure access solution to Intersections, a leading provider of identity theft protection and credit management solutions for consumers.  With over 5 million customers, this relationship will allow Intersections to offer users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical, privileged data.  Diversinet’s MobiSecure Wallet and Vault will provide Intersections with a mobile and desktop security platform it can use to extend its core offering to broad user base.

•

In April 2007 Chairman Albert Wahbe was named the new CEO of Diversinet.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.  His primary objective is to turn the company from a product development organization into a sales and marketing driven company.  Additionally, the Board appointed Greg Milavsky, a seasoned investment banker and private equity executive, to the board completing a full makeover of the board that began when Mr. Wahbe became Chairman and Diversinet’s largest shareholder approximately a year ago.

•

Diversinet introduced its Provisioning Server for RSA SecurID®, a fast, easy and secure way for enterprises to deploy cost-effective RSA SecurID software authenticators.  RSA, the Security Division of EMC, is teaming with Diversinet to deliver the provisioning server to its enterprise customers worldwide, expanding the strategic partnership between the two companies.

CEO and Chairman of Diversinet Albert Wahbe stated “We are pleased with the progress we are making in our ongoing transition from a product development company to a sales and marketing enterprise.  My first priority was to build a dynamic global sales organization to showcase the technology leadership we have developed in the wireless application/security space.  I believe with the hiring of an additional eight experienced sales professionals, a new partnership with IBM and existing relationships with vertical players like SanDisk, RSA and Blue Cross of Northeastern Pennsylvania, we now have the team in place to aggressively showcase our products in the marketplace.  We continue to build out our product offering and distribution network to deliver valuable customer applications in the marketplace.”

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet’s reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[expressed in United States dollars]

	June 30	December 31
	2007	2006
	$	$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	3,961,633	5,146,315
Accounts receivable, net (note 3)	76,075	154,109
Prepaid expenses	36,407	141,081
Total current assets	4,074,115	5,441,505

Capital assets, net (note 4)	410,391	388,723

Total assets	4,484,506	5,830,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	265,327	172,291
Accrued liabilities (note 5)	521,688	633,661
Deferred revenue	117,131	938,550
Total current liabilities	904,146	1,744,502

Commitments and contingencies (note 10)

Shareholders’ equity
Share capital (note 6)	59,337,200	58,414,036
Contributed surplus	5,213,645	3,646,283
Share purchase warrants (note 6)	1,672,162	3,291,832

Deficit	(61,121,926)	(59,745,704)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	3,580,360	4,085,726

Total liabilities and shareholders’ equity	4,484,506	5,830,228

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT AND COMPREHENSIVE INCOME (LOSS)
[expressed in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

Revenues	1,017,466	476,862	1,922,844	949,848
Cost of revenues	16,435	395,787	52,896	745,559
Gross margin	1,001,031	81,075	1,869,948	204,289

Expenses
Research and development	615,848	140,090	1,155,065	172,807
Sales and marketing	370,845	169,208	559,499	399,616
General and administrative	1,044,686	482,031	1,501,683	1,032,656
Depreciation and amortization	29,294	39,495	56,674	78,773
	2,060,673	830,824	3,272,921	1,683,852
Loss before the undernoted	(1,059,642)	(749,749)	(1,402,973)	(1,479,563)
Foreign exchange loss	32,234	3,500	47,500	7,610
Interest income	(46,917)	(6,254)	(74,251)	(18,259)
Loss for the period and comprehensive income (loss)	(1,044,959)	(746,995)	(1,376,222)	(1,468,914)

Deficit, beginning of period	(60,076,967)	(57,016,906)	(59,745,704)	(56,294,987)
Loss for the period	(1,044,959)	(746,995)	(1,376,222)	(1,468,914)
Deficit, end of period	(61,121,926)	(57,763,901)	(61,121,926)	(57,763,901)

Basic and diluted loss per share (note 8)	(0.03)	(0.03)	(0.04)	(0.06)
Weighted average common shares outstanding	34,434,969	24,394,530	34,116,744	24,361,009

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[expressed in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,044,959)	(746,995)	(1,376,222)	(1,468,914)
Items not involving cash:
Depreciation and amortization	29,294	39,495	56,674	78,773
Stock-based compensation expense (note 7)	188,516	246,128	311,587	476,126
Changes in non-cash operating working capital:
Accounts receivable	8,908	1,985	78,034	(11,998)
Prepaid expenses	18,270	10,852	104,674	42,475
Work in progress	-	(227,477)	-	(249,905)
Accounts payable	46,038	18,321	93,036	48,487
Accrued liabilities	91,450	(44,972)	(18,874)	11,003
Deferred revenue	9,856	(23,000)	(821,419)	(58,000)
Cash used in operating activities	(652,627)	(725,663)	(1,572,510)	(1,131,953)

FINANCING ACTIVITIES
Issue of common shares, compensation options, warrants	199,270	3,990,650	466,170	3,993,950
Cash provided by financing activities	199,270	3,990,650	466,170	3,993,950

INVESTING ACTIVITIES
Purchase of capital assets	(72,384)	(2,896)	(78,342)	(4,642)
Cash used in investing activities	(72,384)	(2,896)	(78,342)	(4,642)

Net increase (decrease) in cash and cash equivalents during the period	(525,741)	3,262,091	(1,184,682)	2,857,355

Cash and cash equivalents, beginning of the period	4,487,374	950,826	5,146,315	1,355,562

Cash and cash equivalents, end of the period	3,961,633	4,212,917	3,961,633	4,212,917

Supplementary non-cash transaction
Issuance of shares to employees (note 6(a)(iii))	37,921	-	131,020	-
Issuance of shares for public relations services (note 6(a)(iv))	16,650	-	34,650	-

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.
See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three and six months ended June 30, 2007

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  Other than the adoption of new accounting standards, these unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2006.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2007 and the results of operations and cash flows for the three months and six months ended June 30, 2007 and 2006.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(b) Adoption of new accounting standards

Effective January 1, 2007, the Company adopted, the new recommendations of The Canadian Institute of Chartered Accountants’ Handbook Section 1530, Comprehensive Income (“Section 1530”) and Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”).  These new Handbook Sections apply to fiscal years beginning on or after October 1, 2006.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, financial instruments must be classified into one of these five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company continued to account for cash equivalents held at that date as held-for-trading, which are measured at fair value with the resulting gain or loss recognized in the consolidated statement of operations.  The Company has also classified its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities, all of which are measured at amortized cost and consistent with the Company’s accounting policy prior to the adoption of Section 3855.  The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2007.

There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at June 30, 2007.

Comprehensive income was added to the Company’s financial statements.  The Company had no comprehensive income transactions during the six months ended June 30, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income and loss for the period.  The adoption of these standards had no impact on the Company’s loss for the three and six months ended June 30, 2007.  Accumulated other comprehensive income forms part of shareholders’ equity.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at June 30, 2007, 100% (100% - 2006) of the capital assets were located in Canada.  For the three month period ended June 30, 2007, two customers contributed 76% and 10% of the total revenue (one customer contributed 78% of the total revenue, for the same period in 2006). For the six month period ended June 30, 2007, two customers contributed 49% and 41% of the total revenue (two customers contributed 72% and 12% of the total revenue for the same period in 2006).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

Three months ended June 30	Six months ended June 30
2007	2006	2007	2006
$	$	$	$
United States	934,567	412,362	1,807,170	777,274
Asia	32,487	54,500	65,262	138,000
Canada	412	-	412	24,574
Other	50,000	10,000	50,000	10,000
1,017,466	476,862	1,922,844	949,848

Revenue is attributable to product and services as follows:
Three months ended June 30	Six months ended June 30
2007	2006	2007	2006
$	$	$	$
Consulting services	354,666	476,862	840,044	949,848
Licensing	662,800	-	1,082,800	-
1,017,466	476,862	1,922,844	949,848

3. Accounts receivable and allowance for doubtful accounts
June 30, 2007	December 31, 2006
$	$
Accounts receivable:
Amount billed	106,075	174,109
Unbilled	-	-
Less allowance for doubtful accounts	30,000	20,000
76,075	154,109

Unbilled receivables represent the recognized sales value of customer contracts that had not been billed and were not billable to the customers at the balance sheet date.  The balances will be billed upon the fulfillment of certain conditions agreed between the parties.

The Company recognizes an allowance for doubtful accounts.  The allowance is assessed based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.

4. Capital assets	June 30, 2007	December 31, 2006
Cost	Accumulated depreciation and amortization	Net book value	Net book value
Computer hardware	$ 1,258,436	$ 1,052,280	$ 206,156	$ 218,521
Computer software	521,396	458,074	63,322	65,923
Furniture and fixtures	320,024	210,918	109,106	79,896
Leasehold improvements	36,060	4,253	31,807	24,383
$ 2,135,916	$ 1,725,525	$ 410,391	$ 388,723

5. Accrued liabilities	June 30, 2007	December 31, 2006
$	$
Compensation	164,744	252,928
Professional fees and litigation provision	297,829	335,731
Miscellaneous	59,115	45,002
521,688	633,661

6.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

Warrants	Common shares
Number	Amount	Number	Amount
Balance, December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Warrants cancelled and exercised (i)	(1,143,000)	(1,644,334)	350,000	210,000
Stock options exercised and shares issued (ii)	-	-	594,750	481,744
Employee bonus (iii)	-	-	146,000	131,020
Public relations services (iv)	81,000	9,757	33,500	34,650
Professional service (v)	45,000	14,907	-	-
Professional service (vi)	-	-	75,000	65,750
Balance, June 30, 2007	9,027,047	$ 1,672,162	34,612,255	$ 59,337,200

(i)

The values of vested warrants that expired and were unexercised during the period have been reclassified to contributed surplus.  During 2007, one director exercised 350,000 warrants into common shares (note 9(b)).

(ii)

During 2007, the Company granted options to certain employees, officers and directors under a stock option plan, enabling them to purchase common shares of the Company (note 6(b)).  On June 28, 2007, shareholders approved the reservation of additional common shares to increase the option pool to 4,600,000 common shares being reserved for issuance under the plan.  A total of 421,000 of the 594,750 options exercised in the six month period ended June 30, 2007 represent options exercised by the former CEO in connection with his severance arrangement (note 9(c)).

(iii)

During 2007 common shares were issued to employees in lieu of cash bonuses.

(iv)

On January 1, 2007, the Company entered into an agreement with an unrelated third party for public relations services.  In consideration for the services to be rendered in accordance with the agreement, 33,500 common shares were issued and 81,000 common share purchase warrants were granted.  The common share purchase warrants vest quarterly and expire on December 31, 2008.

(v)

On March 15, 2007, the Company entered into an agreement with an unrelated third party for business development services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 45,000 common shares at $0.77 was issued with equal vesting monthly for six months.  This warrant expires on December 31, 2007.

(vi)

On April 2, 2007, Albert Wahbe entered into an agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement is 25,000 shares per month.  Share compensation for the three month period ended June 30, 2007 was $65,750 representing the issuance of 75,000 shares during this quarter.  Under the same agreement, Albert Wahbe is entitled to an additional 200,000 common shares of the Company annually, based on meeting targets to be established by the Board of Directors.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.40 - $0.60	421,250	0.69
$0.62 - $0.77	3,439,998	1.00
$0.90 - $1.00	5,004,620	1.02
$1.20 - $2.00	161,179	1.13
9,027,047	1.00

(b)  Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 4,600,000 common shares have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the period is presented below:

Number outstanding
Outstanding, beginning of period	2,174,349
Exercised	(594,750)
Cancelled	(202,750)
Issued	766,952
Outstanding, end of period	2,143,801
Exercisable, end of period	1,277,143

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.40 - $0.60	1,088,914	2.88
$0.62 - $ 0.85	541,749	4.63
$0.90 - $3.70	513,138	3.14
2,143,801	3.39

7. Stock based compensation

(a)  During the three and six months ended June 30, 2007, the Company recorded stock-based compensation expense of $188,516 (2006 - $246,128) and $311,587 (2006 - $476,126) respectively, related to common shares, stock options and warrants granted to employees, officers, directors and other consultants.

(b)  The Company has granted 460,000 and 766,952 options during the three and six months ended June 30, 2007 respectively.  The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2007 was $0.72.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended June 30	2007	2006
Risk-free interest rate	4.0%	4.25%
Volatility factor of the future expected market price	117%	99%
Weighted average expected life of options	5 years	3 years

8. Basic and diluted loss per share

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.

9. Related party transactions

During the three months and six months ended June 30, 2007, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)  During the second quarter of 2007 Albert Wahbe, C.E.O. and Chairman, received 75,000 common shares as part of his consulting agreement.  As of June 30, 2007, Mr. Wahbe owns 4,775,000 common shares and 4,600,000 common share purchase warrants, representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

(b)  During January 2007, James Wigdale, Jr., one of our directors, exercised 350,000 warrants (at $0.60 per share) into common shares.  Furthermore, an additional 750,000 warrants held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter, Mr. Wigdale began performing services in a sales capacity.  The Company has recorded an amount of $38,000 in connection with these services.  As at June 30, 2007, a company controlled by Mr. Wigdale beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale directly owns 730,000 common shares and 300,000 common share purchase warrants, together representing approximately 15.8% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

(c)  Nagy Moustafa’s employment agreement as CEO was terminated in accordance with its terms.  In April, Mr. Moustafa received $512,000 (representing two years’ salary and minimum bonus) and exercised his stock options to purchase 421,000 Diversinet common shares at an aggregate price of $182,270.  Mr. Moustafa will continue to receive normal course employee benefits for a two year period.  Mr. Moustafa concurrently entered into a consulting agreement with Diversinet to provide business development services for a six month period at a fee of Canadian $12,000 per month plus a sales commission payable on certain future revenue.

10.  Commitments and contingencies

(a)  Litigation:

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

(b) Lease commitments: Total future minimum lease payments including operating costs are as follows:

2007 remainder	$ 107,285
2008	208,251
2009	202,483
2010	202,483
2011	202,483
2012	67,494
$ 990,479

During the three and six months ended June 30, 2007, the Company recorded rent expense of $54,680 (2006 - $26,737) and $106,368 (2006 - $52,995), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainities section of this report, our Annual Report for the year ended December 31, 2006 (2006 Annual Report), and our Quarterly Report for the period ended March 31, 2007, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at August 2, 2007.

EXECUTIVE OVERVIEW

Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (“MASC”) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

2007 Quarterly Highlights

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board.  Mr. Wahbe’s compensation will consist of the issuance of up to 500,000 common shares, 200,000 of which are subject to the achievement of certain target conditions to be established by the Board.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  Intersections is a leading provider of identity theft protection and credit management solutions for consumers.  MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer its users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending its current core offering and creating a host of new services that build closer, more personal and ‘sticky’ relationships with their more than five million users.

Under the Intersections arrangement, the Company has received cash payments totalling $839,000, which includes $675,000 relating to the license and VAR agreement for the first year and $164,000 for various statements of work.  Intersections intends to use the MobiSecure Wallet and MobiSecure Vault solution and re-brand it for a variety of new service and product offerings expected to become available during the second half of 2007.  These will be available directly through Intersections’ Identity Guard® brand and through selected partners, opening up significant new distribution channels for Diversinet.  This agreement provides for additional license fees in years two and three of the agreement based on user deployment.  The agreement is cancellable by Intersections with 180 days notice.

In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeastern Pennsylvania (“BCNEPA”).  The agreement includes fees of $1,000,000 for consulting work and the delivery of the solution to the customer’s first 100,000 users.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devises and personal computers.  In the first quarter of 2007, $828,000 was included in revenue upon delivery of software and tokens, and in the second quarter of 2007, $105,000 was included in revenue related to this agreement.

RESULTS OF OPERATIONS

Revenues

For the three months ended June 30, 2007, we reported revenues of $1,017,000 compared to revenues of $477,000 for the quarter ended June 30, 2006.  Revenues for the six months ended June 30, 2007 were $1,923,000 compared to $950,000 for 2006.  The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement has generated revenue of $933,000 (Q1 - $828,000, Q2 - $105,000) for the delivery of the solution to BCNEPA, including 100,000 tokens.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  In the three months ended June 30, 2007 this agreement has generated revenues of $776,000.  These two arrangements accounted for approximately 87% of our revenues for the three months ended June 30, 2007 and approximately 89% of our revenues for the six months ended June 30, 2007.  During the three and six months ended June 30, 2006, we generated $348,000 and $636,000 representing 73% and 67% of our total revenues from development work we performed under our arrangement with RSA Security.  We continue to focus on the U.S. market where we derived 94% of our revenues for the six months ended June 30, 2007 (86% for 2006).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended June 30, 2007, were $16,000 compared with $396,000 for the three months ended June 30, 2006 and $53,000 compared with $746,000 for the six months ended June 30, 2007 and 2006 respectively.  The Company’s lower cost of revenues in 2007 is the result of a higher level of license revenues in 2007.  The higher level of cost of revenues in 2006 primarily represents the significant costs incurred to perform the consulting services with our strategic customer, RSA Security.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby cost of revenues only represents costs related to employees while they are actively involved in customer projects.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses increased to $616,000 in the three months ended June 30, 2007 from $140,000 in the three months ended June 30, 2006 and to $1,155,000 in the six months ended June 30, 2007 from $173,000 in the six months ended June 30, 2006.  During the first six months of 2006, the development department redeployed its resources to perform professional services work required to modify our products as required under our customer agreement with RSA Security.  As a result, during the first six months of 2006, product development costs of $544,000 (Q1 - $240,000, Q2 - $304,000) were reallocated from research and development to cost of revenues. No such costs were required to be reallocated in 2007.  Research and development costs were also lower in the first six months of 2006 by $158,000 due to the recording of a prior year scientific research and development claim (“SR&ED”) that was received in 2006.  Research and development expenses for the six months ended June 30, 2007, before the SR&ED credit and cost of revenues reallocation, increased by approximately $280,000 over 2006 due to a 26% increase (24 people at the end of June 30, 2007 versus 19 people in 2006) in the number of employees in this department as well as higher spending on legal fees to register patent applications in the period.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $371,000 for the six months ended June 30, 2007 compared to $169,000 for the six months ended June 30, 2006.  Sales and marketing expenses increased to $559,000 in the six months ended June 30, 2007 from $400,000 for the six months ended June 30, 2006.  The increase in sales and marketing costs is primarily due to an 80% increase (9 people at the end of June 30, 2007 versus 5 people in 2006) in the number of employees in the department and a higher level of commissions on the higher sales results.  In addition, during the first six months of 2006, $92,000 (Q1 - $47,000, Q2 - $45,000) of salary expense was reallocated to cost of revenues for employees who were redeployed to the customer services department.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel includes executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $1,045,000 for the second quarter of 2007 compared to $482,000 incurred during the similar period of 2006.  General and administrative expenses were $1,502,000 for the six months ended June 30, 2007 compared to $1,033,000 incurred during the six months ended June 30, 2006.  The increase in the three and six months ended June 30, 2007 is primarily due to the $512,000 severance payment to Mr. Moustafa, our former CEO.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $189,000 for the three months ended June 30, 2007 ($246,000 - 2006) and $312,000 for the six months ended June 30, 2007 ($476,000 - 2006).  Stock-based compensation expense decreased by $164,000 for the six months ended June 30, 2007 compared to 2006 due primarily to the 523,750 options granted in January 2005 that were fully vested in January 2007 and therefore fully expensed.

Depreciation and Amortization

Depreciation and amortization expense in the second quarter of 2007 was $29,000 compared to $39,000 in the second quarter of 2006.  Depreciation and amortization expense for the six months ended June 30, 2007 decreased to $57,000 from $79,000 in the six months ended June 30, 2006.  During the second quarter of 2007, capital assets additions of $72,000 relate to office furniture and leasehold improvements.

Net Loss

We reported a net loss of $1,045,000 for the three months ended June 30, 2007 compared to a net loss of $747,000 in the prior year’s second quarter.  The net loss for the six months ended June 30, 2007 was $1,376,000 compared to $1,469,000 for the six months ended June 30, 2006.  Despite the increases in our revenues, our net loss increase is due primarily to (i) the increase in our number of employees from 31 to 38 as the Company focuses on activities to generate and service revenues from our new product offerings and (ii) the one time severance expense of $512,000 related to the former CEO.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short-term investments at June 30, 2007 were $3,962,000 compared with $4,213,000 at June 30, 2006.  The net change in cash and cash equivalents for the six months ended June 30, 2007 was a decrease of $1,185,000 compared to an increase of $2,857,000 for 2006.

The cash used for the three and six months ended June 30, 2007 is mainly due to operating activities, which used cash in an amount of $653,000 and $1,573,000 respectively, which was offset by cash received on the exercise of employee stock options and warrants in an amount of $199,000 and $466,000 respectively.  The cash provided for three and six months ended June 30, 2006 is primarily due to a private placement of 6,680,001 units, at $0.60 per unit, for net proceeds of $3,994,000 which was offset by operating activities which used cash in an amount of $726,000 and $1,132,000, respectively.

We believe that our cash and cash equivalents as at June 30, 2007 of $3,962,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended.  We are using the net proceeds for working capital and for general corporate purposes.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and both expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended.  We are using the net proceeds for working capital and for general corporate purposes.

We have incurred operating losses in each of the last ten fiscal years.  We have sustained our business during this period through a series of common share issuances through private placements, and through our employee share option plan.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We are committed under operating leases for a total amount of approximately $990,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Operating lease obligations	$214,293	$404,966	$371,220	-	$990,479
Total	$214,293	$404,966	$371,220	-	$990,479

RELATED PARTY TRANSACTIONS

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe will be entitled to $4,000 per month in personal expenses.  During the second quarter of 2007 Mr. Wahbe received 75,000 common shares as part of his consulting agreement.  As of June 30, 2007, Mr. Wahbe owns 4,775,000 common shares and 4,600,000 common share purchase warrants, representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

During January 2007, James Wigdale, Jr., one of our directors, exercised 350,000 warrants (at $0.60 per share) into common shares.  Furthermore, an additional 750,000 warrants held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter, Mr. Wigdale began performing services in a sales capacity.  The Company has recorded an amount of $38,000 in connection with these services.  As at June 30, 2007, a company controlled by Mr. Wigdale owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 730,000 common shares and 300,000 common share purchase warrants, together representing approximately 15.8% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

During the second quarter of 2007, Nagy Moustafa’s employment agreement as CEO was terminated in accordance with its terms.  In April, Mr. Moustafa received $512,000 (representing two years’ salary and minimum bonus) and he exercised his stock options to purchase 421,000 common shares of Diversinet at an aggregate price of $182,270.  Mr. Moustafa will continue to receive normal course employee benefits for a two year period.  Mr. Moustafa concurrently entered into a consulting agreement with Diversinet to provide business development services for a six month period at a fee of Canadian $12,000 per month plus a sales commission payable on certain future revenue.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended June 30, 2007:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
June 30, 2007	1,017	1,149	-	1,149	0.03	0.03
March 31, 2007	905	331	-	331	0.01	0.01
December 31, 2006	286	1,050	-	1,050	0.03	0.03
September 30, 2006	432	932	-	932	0.03	0.03
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,057	(28)	1,029	0.03	0.03
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, revenue recognition and litigation provisions.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted, the new recommendations of The Canadian Institute of Chartered Accountants’ Handbook Section 1530, Comprehensive Income (“Section 1530”) and Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”).  These new Handbook Sections apply to fiscal years beginning on or after October 1, 2006.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, financial instruments must be classified into one of these five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company continued to account for cash equivalents held at that date as held-for-trading, which are measured at fair value with the resulting gain or loss recognized in the consolidated statement of operations.  The Company has also classified its accounts receivable as loans and receivables, and its accounts payable and accrued liabilities as other financial liabilities, all of which are measured at amortized cost and consistent with the Company’s accounting policy prior to the adoption of Section 3855.  The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2007.

There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at June 30, 2007.

Comprehensive income was added to the Company’s financial statements.  The Company had no comprehensive income transactions during the six months ended June 30, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income and loss for the period.  The adoption of these standards had no impact on the Company’s loss for the three and six months ended June 30, 2007.  Accumulated other comprehensive income forms part of shareholders’ equity

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the six months ended June 30, 2007, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our 2006 Annual Report.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2007.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at June 30, 2007, two customers accounted for 49% and 41% of our total 2007 year-to-date consolidated revenues.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the six months ended June 30, 2007, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During the six months ended June 30, 2007 and fiscal 2006 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. The Company does not have any foreign currency derivative instruments outstanding at June 30, 2007.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.

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